FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month December, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Enclosed, please find the schedule of the Analyst Day held on December 3, 2022 in Mumbai. Presentations made to the analysts during the event are available on the Bank’s website at www.icicibank.com.

You are requested to take note of the above and arrange to bring it to the notice of all concerned.

Encl.: As above

SCHEDULE

Analyst Day held on December 3, 2022 in Mumbai

Sr. No.	Attendees : Fund/ Firm
1	Ambit Capital
2	Antique Capital
3	Anvil Research
4	Axis Capital
5	B&K Securities
6	BNP Paribas
7	BofA
8	Citi
9	CLSA
10	Credit Suisse
11	Daiwa
12	DAM Capital
13	Dolat Capital
14	Elara Capital
15	Emkay
16	Equirus Capital
17	Goldman Sachs
18	Haitong Securities
19	HSBC
20	IDBI Capital
21	IIFL
22	InCred
23	Investec
24	Jeferries
25	JP Morgan
26	Kotak Securities
27	Macquarie
28	Morgan Stanley
29	Motilal Oswal
30	Nirmal Bang
31	Nomura
32	Nuvama Capital
33	Phillip Capital
34	Prabhudas Liladhar
35	Spark Capital
36	UBS
37	Yes Securities

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date: December 3, 2022	By:	/s/ Vivek Ranjan
		Name :	Vivek Ranjan
		Title :	Chief Manager